

January 20, 2012

Via E-mail
Mr. Todd E. Simpson
Chief Financial Officer
Seattle Genetics, Inc.
21823 30th Drive, SE
Bothell, WA 98021

> **Re:** **Seattle Genetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for the Quarterly Period ended September 30, 2011**
> **Filed November 4, 2011**
> **File No. 0-32405**

Dear Mr. Simpson:

We have reviewed your December 22, 2011 response to our December 2, 2011 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide this information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended September 30, 2010

Note 1. Basis of Presentation and summary of significant accounting policies

Inventories, page 6

1. We acknowledge your response to prior comment one. Please provide us proposed revised disclosure to be included in future periodic reports in addition to that provided in your response that also states that inventory prior to FDA approval was not tracked and that providing an estimate of this reduced cost inventory cannot be reasonably determined, similar to that provided in your response.

<u>Collaboration and license agreement revenue, page 7</u>

2. We acknowledge your response to our comment two and reissue our comment in part. Please provide us proposed disclosure to be included in future periodic reports for each of your significant collaboration and license arrangements as required by ASC 605-25-50-2 that includes disclosure regarding the contingent consideration of each milestone.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief